IN THE UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF OHIO
EASTERN DIVISION

IN THE MATTER OF:	)	CASE NO. 02-55160
)
ZAXIS INTERNATIONAL, INC.	)	CHAPTER 7
)
	)	BANKRUPTCY JUDGE
	)	MARILYN SHEA-STONUM
)
	)	ORDER CONFIRMING SALE
	)	OF THE DEBTOR'S INTEREST
	)	IN PERSONAL PROPERTY
DEBTOR	)	TO PARK AVENUE GROUP, INC.

The Court finds that, based upon the fact that no objection was filed in response to the Trustee's Notice of Proposed Sale of Debtor's Interest in Personal Property (the "Trustee's Notice"), being the Debtor, Zaxis International, Inc.'s (the "Debtor") interest in certain intangible property, consisting of the corporate shell of the Debtor (the "Shell") to the Park Avenue Group, Inc. ("Park Avenue") such sale is hereby approved and confirmed.

The Court finds that, based upon the fact that no objection was filed in response to the Trustee's Notice, the sale of the Shell is "as is, where as", without representation or warranty of the Trustee as to good standing, reinstatement of good standing, adequacy or timeliness of filing requirements (whether state or federal, including the Securities and Exchange Commission, the State of Ohio, the State of Delaware, or any other governmental unit), or any other filing or compliance actions, or the type or number of outstanding shares. Further, the Court finds that, based upon the fact that no objection was filed in response to the Trustee's Notice, the Trustee makes no representations to Park Avenue as to the value or enforceability of the sale of any part of the Shell. Further, the Court finds that, based upon the fact that no objection was filed in response to the Trustee's Notice, the Trustee makes no representations or warranty concerning the possible infringement of any trademarks, trade names, patents or copyrights arising out of the use by Park Avenue of the Shell.

The Court also finds that, based upon the fact that no objection was filed in response to the Trustee's Notice, any and all interests that the bankruptcy estate may have in any real and/or personal property of the Debtor, excluding the Shell, shall remain in the estate for further administration by the Trustee under the Bankruptcy Code.

The Court further finds that, based upon the fact that no objection was filed in response to the Trustee's Notice, Park Avenue's purchase of the Shell is in good faith and Park Avenue is a good faith purchaser entitled to protections of 11 U.S.C. Section 363(m).

The Court finds that, based upon the fact that no objection was filed in response to the Trustee's Notice, closing of the Shell shall take place as soon as practicable, but not earlier than after the entry of this Order Confirming Sale and after payment of $35,000.00 from Park Avenue to the Trustee. Payment of the $35,000.00 shall be by certified bank check to the Trustee made payable as follows: Kathryn A. Belfance, Trustee, and forwarded to counsel for the Trustee as follows: Robert B. Trattner, Esq., One Cascade Plaza, Suite 2100, Akron, Ohio 44308.

The Court finds that, based upon the fact that no objection was filed in response to the Trustee's Notice, upon the closing of the sale of the Shell, the existing officers and directors of Zaxis International, Inc. ("Zaxis") will be deemed removed from office and their official capacity shall be terminated.

The Court further finds that, based upon the fact that no objection was filed in response to the Trustee's Notice, the sale of the Shell was in the best interest of the Debtor's estate and therefore, it is approved and confirmed.

The Court further finds that, based upon the fact that no objection was filed in response to the Trustee's Notice, the sale of the Shell shall be sold free and clear of all liens, claims, encumbrances, and expenses of sale and the proceeds derived therefrom, including attorney's fees, shall be distributed to Kathryn A. Belfance, Trustee, to be held and administered by her for the benefit of the Debtor's estate.

It is further ORDERED, ADJUDGED and DECREED that, based upon the fact that no objection was filed in response to the Trustee's Notice, within sixty (60) days following the closing, Park Avenue shall be authorized to:

1.	Appoint a new board of directors of Zaxis;
2.	The new board of directors shall be authorized to Amend Zaxis' articles of incorporation to increase the authorized number of shares of common stock of Zaxis to 100,000,000 shares of common stock;
3.	The new board of directors shall be authorized to amend Zaxis' articles of incorporation to change the par value of Zaxis' common stock and preferred stock, if any, to $.0001.
4.	Issue up to 30,000,000 shares of common stock par value $.0001 to the purchaser and new management of Zaxis, which management shall be appointed by the newly-constituted board of directors;
5.	Authorize the newly-constituted board of directors to implement a reverse split of issued and outstanding common stock in a ratio to be determined the newly-constituted board of directors;
6.	Cancel and extinguish, if any, all common share conversion rights of any kind, including, but not limited to, warrants, options, convertible bonds, other convertible debt instruments, and convertible preferred stock; and
7.	Cancel and extinguish, if any, all preferred shares of every series and accompanying conversion rights of any kind.

There being no just reason for delay, the Order Confirming Sale shall be a final Order of this Court, and said funds shall be held and administered for the benefit of the Debtor's estate by Kathryn A. Belfance, Trustee.

IT IS SO ORDERED.

/s/ MARILYN SHEA-STONUM
MARILYN SHEA-STONUM
U.S. Bankruptcy Judge

APPROVED:

/s/ ROBERT B. TRATTNER

ROBERT B. TRATTNER
Registration No. 0062088
KATHRYN A. BELFANCE
Registration No. 0018035

One Cascade Plaza, Suite 2100
Akron, Ohio 44308
Tele: (330) 535-0505
Fax: (330) 535-0411
Attorneys for Trustee